UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Not for release, publication or distribution in Australia, Canada or Japan.

Media Release
Credit Suisse Group AG today placed CHF 3.8 billion 4% Subordinated Mandatory and Contingent Convertible Securities (“MACCS”)
Zurich, July 18, 2012 Credit Suisse Group AG today placed CHF 3.8 billion 4% Subordinated Mandatory and Contingent Convertible Securities ("MACCS"), which are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain events)*.
CHF 1.9 billion of MACCS will be purchased directly by strategic and institutional investors, and CHF 1.9 billion MACCS are being offered to shareholders of Credit Suisse Group AG by way of an offering of preferential subscription rights. Strategic and institutional investors have entered into definitive agreements to purchase any MACCS not taken up by shareholders, thereby ensuring placement of the entire CHF 3.8 billion of MACCS.

The MACCS are being issued by Credit Suisse Group (Guernsey) V Limited, and subject to a guarantee whereby Credit Suisse Group AG will agree to unconditionally and irrevocably guarantee all payments and, on a subordinated basis, the delivery of the shares in respect of the MACCS. Through a public offering in Switzerland and private placements in certain countries whose laws so permit, an aggregate principal amount of CHF 1.9 billion of the MACCS will initially be offered to shareholders of Credit Suisse Group AG by way of an offering of preferential subscription rights ("Rights").

Credit Suisse Group AG shareholders will be granted one Right for each registered share held after close of trading on July 19, 2012. 678 Rights confer the right to subscribe to one (1) MACCS of CHF 1,000 principal amount.

The Rights are exercisable from July 20, 2012 until July 27, 2012 at 12.00 noon (CET) and are expected to be traded on the SIX Swiss Exchange AG from July 20, 2012 until July 26, 2012. MACCS for which Rights have not been exercised during the preferential subscription period will be sold to strategic and institutional investors who have entered into definitive agreements to purchase such MACCS, thereby ensuring placement of the entire CHF 3.8 billion of MACCS.

The MACCS’s conversion ratio is equivalent to the CHF 1,000 principal amount per MACCS divided by the conversion price. The MACCS will be mandatorily converted into Credit Suisse Group AG shares on March 29, 2013*. The Issuer will pay a fixed interest amount of CHF 26.56, which is payable upon conversion and equivalent to a rate of 4% per annum.

Media Release
July18, 2012 Page 2/2

Payment for MACCS is due on July 31, 2012. Application for the listing and trading of the MACCS on the SIX Swiss Exchange will be made. Credit Suisse Group AG shares are listed and traded on the SIX Swiss Exchange.

Credit Suisse AG is acting as sole book runner and placement agent for the MACCS issue.

*Accelerated conversion may occur prior to March 2013 upon the occurrence of certain contingency and viability events specified in the terms of the MACCS. These terms also contain the conditions of a possible increase in the interest rate.

Information
Media Relations Credit Suisse AG, +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, +41 44 333 71 49, investor.relations@credit-suisse.com

This communication is not an offer for sale of securities in the United States.  Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act").  Neither the issuer nor Credit Suisse Group (or any of their respective affiliates or subsidiaries) intends to register any part of the offering in the United States or to conduct a public offering of securities in the United States.  This communication shall not constitute an offer to sell nor the solicitation of an offer to buy the securities referred to herein. Any sales in the United States will be made only to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in transactions exempt from registration under the Securities Act, and sales outside the United States will be made to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons collectively, “relevant persons”).  The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this  communication or any of its contents.

In any EEA Member State that has implemented Directive 2003/71/EC (such Directive and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State, together with any applicable implementing measures in the relevant home Member State, the “Prospectus Directive”), this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

2Q12 Results Highlights & Capital Actions
Presentation to Investors and Media
July 18, 2012

Disclaimer
Cautionary statement regarding forward-looking statements
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our
Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in "Cautionary statement regarding forward-looking information" in our first quarter report 2012 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.
Statement regarding non-GAAP financial measures
This presentation also contains non-GAAP financial measures. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under GAAP can be found in this presentation and in our first quarter report 2012.
Statement regarding Basel 3 disclosures
As Basel 3 will not be implemented before January 1, 2013, we have calculated our Basel 3 risk-weighted assets and capital for purposes of this presentation in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the requirements upon implementation of Basel 3 would result in different numbers from those shown in this presentation.
July 18, 2012

Introduction
Brady W. Dougan, Chief Executive Officer

July 18, 2012
Adding 15.3 billion Swiss francs of capital;
"Look through" Swiss core capital1 ratio of 9.4% by end 2012
Targeting an additional CHF 1 bn cost savings,
having already achieved the CHF 2 bn end 2013 target 18 months early
Solid 2Q12 results with pre-tax income of CHF 1.1 bn,
evidencing strength of resilient business model
Additional cost reductions offset higher equity base, sustaining an unchanged pro forma 6M12 RoE of 12% - supporting over the cycle >15% target
Commit to distribute substantial cash to shareholders from capital generation once "look through" Swiss core capital ratio exceeds 10%

1 See slide 29 for a definition/comparison of Basel and Swiss capital ratios and refer to the 'Statement regarding Basel 3 disclosures' in the disclaimer on slide 2 of this presentation

Solid result in challenging markets validates the strength of our business model
July 18, 2012
 2Q12 pre-tax income of CHF 1.1 bn, net income of CHF 0.8 bn and after-tax return on equity of 9%, reflecting resilient revenues and continued expense reduction
 6M12 normalized after-tax return on equity of 12%
 Higher recurring fees & interest income despite a continued risk-averse client-base
 Pre-tax margin improved to 29%
 CHF 5.5 bn inflows in Wealth Management, net of Clariden Leu outflows of CHF (3.4) bn
 Efficiency enhancement and growth initiatives on track
 Increased balance and consistency in fixed income business model, delivering a resilient performance despite more difficult market conditions
 Continued strong client market shares in equities and advisory with good momentum in prime services;
 focus on disciplined resource allocation
 Lower expense base and improved capital efficiency - normalized1 expense run-rate reduced by CHF
 1.6 bn from 6M11 and 38% reduction in Basel 3 RWA since end 2Q11
 Return on Basel 3 allocated capital: 5% in 2Q12; 12% in 6M12 vs. 8% 6M11
Improving
Private Banking
results with pre-tax
income of
CHF 0.8 bn in 2Q12
Resilient
Investment Banking
results with pre-tax
income of
CHF 0.4 bn in 2Q12
Asset Management
pre-tax income of
CHF 0.1 bn in 2Q12
 Higher performance fees more than offset by lower contribution from investment-related gains reflecting the challenging market conditions; continued reduction in operating expenses
 Successful exit of minority investment in Aberdeen Asset Management
Normalized results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.
1 Assumes that share-plan-based awards (with 3-year vesting) of CHF 131 mn had been awarded in lieu of PAF2 awards (with accelerated vesting) of CHF 418 mn in 6M12

Achieved CHF 2 bn expense reduction target 18 months early; further
CHF 1 bn savings identified and end 2013 target raised to CHF 3 bn
July 18, 2012
2013 expense reduction target
increased by CHF 1 bn to CHF 3 bn
 At end 1Q12, we reported an annualized expense
 reduction of CHF 1.5 bn, clearly exceeding the
 original 2012 goal of CHF 1.2 bn
 At end 6M12, annualized expense savings
 increased a further CHF 0.5 bn to CHF 2 bn,
 reaching our end 2013 target 18 months early
 Identified further CHF 1.0 bn savings, largest
 proportion from shared service functions
Expense savings
achieved in:
1Q12
6M12
Total expense
reduction target
by end 2013
Expense reductions
in CHF bn
Note: All expense reductions exclude variable incentive compensation, PAF2, realignment costs and FX impact
Additional
expense
savings
identified

"Look through" Swiss core capital ratio of 9.4% by end 2012
July 18, 2012
7.0%
9.4%
+2.4%
+0.8%
(0.8)%
+2.4%
End 2012 "look through" capital ratio, as per end 1Q12 simulation
End 2012 "look through" capital ratio simulation
280
3001
Basel 3 RWA
in CHF bn
10%
Note: Strategic divestments may be announced but potentially not closed by year-end 2012; Simulation assumes constant FX rates
1 End 2012 goal of CHF 300 bn reflects current FX rates and estimates for Basel 3 treatment; includes RWA in Investment Banking at or below current levels (in USD)
2 Excludes 33.5 million shares in respect of the purchase of the residual minority stake in Hedging-Griffo as already included in 7% as per end 1Q12
Target
Immediate
capital actions during
July 2012
Additional
capital actions
by end 2012
Other movements &
changes in RWA

2

Impact on total loss-absorbing capital ratio as per
SNB Financial Stability Report
July 18, 2012
5.9%
=10.8%
End 1Q12 Swiss total loss-absorbing capital ratio,
as per SNB Financial Stability Report 2012
End 2012 total loss-absorbing capital ratio simulation
+2.3%
+2.6%
=8.5%
As of today1
1 End 2Q12 actual adjusted for immediate capital measures and related benefit from lower threshold deductions. Using actual end 1Q12 regulatory deductions, instead of end 2012, the ratio would be 8.5%
 (see page 26).
Note: Strategic divestments may be announced but potentially not closed by year-end 2012; Simulation assumes constant FX rates
Capital ratio impact after exchange in October 2013 of residual
CHF 4.1 bn hybrid tier 1 instruments into BCNs
+1.4%
=12.2%
Immediate
capital actions
during
July 2012
Additional
capital actions
by end 2012
Other movements
&
changes in RWA

Raising CHF 3.8 bn through issuance of mandatory convertible securities
 Mandatory convertible securities of CHF 3.8 bn issued at a fixed conversion price of CHF 16.29 per share (total of 233.5 million shares)
 Tranche A: CHF 1.9 bn will be bought by a group of high quality existing and new strategic investors
 (117.0 million shares without subscription rights)
- The group of strategic and other investors includes:
  Existing investors:  - The Olayan Group, Qatar Holding LLC
                                                   BlackRock Investment Management1,
                                                   Capital Research Global Investors
                Norges Bank Investment Management
  New investors:  - Temasek, Southeast Asian strategic investors
 Tranche B: CHF 1.9 bn, subject to take-up by existing shareholders, are fully underwritten by strategic investors (116.5 million shares with subscription rights)
- No bank underwriting syndicate required, as any shares not taken up by existing shareholders during the 5½-day subscription period, will be acquired by strategic investors
July 18, 2012

1 Funds and accounts under management by BlackRock Investment Management, LLC

Additional cost reductions offset higher equity base, sustaining an unchanged pro forma 6M12 return on equity of 12%
July 18, 2012
Normalized
6M12
Pro-forma
6M12
Pro forma after-tax return on equity, 6M12
Share issuances1
Incremental cost
savings to be
achieved
Strategic
divestments,
real estate &
Aberdeen sale
 6M12 normalized RoE remains comparable, if adjusted for:
 − Issuance of shares & convertible securities (higher equity)
 − Benefit from residual cost savings
 (higher earnings & higher equity)
 − Strategic divestments (lower earnings & higher equity)
 − Sale of stake in Aberdeen and real estate gains (higher equity)
 Overall, close to 80% of improvement in capital ratio to 9.4%
 (previously 7%) does not dilute shareholders' percentage
 ownership (assumes holders take up their subscriptions rights)
 Additional cost reductions ensure limited earnings per share dilution
 18% increase in share count from share issuance from mandatory convertibles
 − Ownership dilution of 8% for investors participating in rights offering
Supports Group over the cycle
return on equity target of above 15%
1 Related to mandatory convertible issuance and deferred cash compensation awards (APPA) exchange

Commit to distribute substantial cash to shareholders from capital generation once "look through" Swiss core capital ratio exceeds 10%
July 18, 2012
 Reducing capital allocation to Investment
 Banking, especially Fixed Income, as we
 transition to Basel 3
 Expect to achieve targeted "look through"
 10% Swiss core capital ratio during 2013
Private Banking &
Asset Management
Equities,
Advisory,
Underwriting
Fixed
Income
Contribution to Basel 3 RWA
Investment
Banking
Consistent earnings capacity of
business model will generate
substantial levels of excess capital
<20%
>40%
<40%
Goal

2Q12 Results Highlights & Capital Actions
David Mathers, Chief Financial Officer

Reported in CHF mn
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Return on equity
 6,241 5,878 6,326 12,119      14,139
 1,111  40 1,086 1,151 2,711
 788 44 768 832 1,907
 0.46 0.03 0.48 0.50          1.42
 9% 1% 10%  5%      12%

 2Q12 1Q12 2Q11 6M12 6M11
 6,102 7,254 6,222 13,356 14,738
 1,148 1,484 1,124 2,632 3,452
 815 1,055 787 1,870 2,463
 0.48 0.79 0.49 1.27 1.86
 19% 20% 18% 20% 23%
 9% 12%  10% 11% 15%
  9% 16% 10% 12% 15%

Underlying in CHF mn
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Pre-tax income margin
Return on equity
Normalized return on equity1
  Net new assets in CHF bn                                                     4.4            (5.7) 14.2              (1.3) 34.1
Solid 2Q12 result
July 18, 2012
1 Excluding PAF 2 related expense and including assumed share plan-based award expense
Underlying results and normalized results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

in CHF mn
Net revenues
Provision for credit losses
 Compensation and benefits
 of which PAF2
 Other operating expenses
 Total operating expenses
Pre-tax income
 of which WMC
 of which CIC
Pre-tax income margin
Net new assets in CHF bn
AuM in CHF bn
 2Q12 1Q12 2Q11 6M12  6M11
 2,7041  2,604 2,7542 5,3081 5,5922
 39 40 (2) 79 10
 1,107 1,194 1,111 2,301 2,310
 - 67 - 67 -
 783 764 810 1,547 1,604
 1,890 1,958 1,921 3,848 3,914
 775 606 835 1,381 1,668
 551 386 577 937 1,174
 224 220 258 444 494
 29% 23% 30% 26% 30%
 3.4 7.9 11.9 11.3 27.9
 988 984 943
Improving Private Banking results in a subdued environment
July 18, 2012
 Revenues higher compared to 1Q12
 driven both by higher interest income
 and recurring revenues
 Improved operating efficiency with
 annualized expense run-rate reduced by
 CHF 214 mn from 6M11
 Pre-tax income up from 1Q12
 Pre-tax margin improved to 29%
1 Includes CHF 41 mn gain related to the sale of a non-core business
2 Includes CHF 72 mn gain related to the sale of real estate
3 Assumes that share-plan-based awards (with 3-year vesting) of CHF 26 mn had been awarded in lieu of PAF2 awards (with accelerated vesting) of CHF 67 mn in 6M12
AuM = Assets under Management WMC = Wealth Management Clients CIC = Corporate & Institutional Clients

3

CHF 5.5 bn inflows in Wealth Management, net of Clariden Leu outflows of CHF (3.4) bn
July 18, 2012
2Q12 net new assets in CHF bn
Wealth
Management
Clients
Americas
Asia Pacific
Europe, Middle
East and Africa
(EMEA)
Switzerland
Corporate &
Institutional
Clients
Private
Banking
Clariden
Leu (CL)
Wealth Management Clients
   Strong inflows in Americas, Asia Pacific and in
     Switzerland
   EMEA with moderate outflows in Western
     Europe, offset by inflows in Eastern Europe and
     Middle East markets
   2Q12 (excl. CL) net new assets growth of 4.6%
   Outflows at CL have declined consistently
      during 2Q12, with June at CHF (0.2) bn, the
      lowest level since the integration announcement
Corporate & Institutional Clients
   Outflows driven by a small number of Swiss
      institutional clients
8.9
Wealth
Management Clients
excluding
Clariden Leu
(CL)
Switzerland
Outside
Switzerland

July 18, 2012
1 Gain from the sale of real estate 2 Gain related to the sale of a non-core business
2,267
2,087
2,127
2,217
2,126
721
412
Net interest income increased as the impact from
low interest rate environment more than offset by
higher volumes
Recurring commissions & fees slightly higher
driven by semi-annual performance fees
Transaction-based revenues remain at
subdued levels
Gross margin increased to 115 basis points;
gain from sale of a non-core business positively
impacting gross margin by 2 basis points
Compared to 1Q12
Gross margin in basis points
113
119
119
115
111
Average assets under management in CHF bn
Wealth Management with increased revenues and
higher gross margin

in CHF mn
Net revenues
Provision for credit losses
 Compensation and benefits
 of which PAF2
 Other operating expenses
Total operating expenses
Pre-tax income
Pre-tax income margin
Basel 3 RWA in USD bn
Return on Basel 3 capital1
 2Q12 1Q12 2Q11 6M12 6M11
 2,909 4,159 2,817  7,068 7,904
 (14) (6) 15 (20) (4)
 1,457 2,076 1,463 3,533 3,888
 - 418 - 418 -
 1,083 1,091 1,131 2,174 2,329
 2,540 3,167 2,594 5,707 6,217
 383 998 208 1,381 1,691
 13% 24% 7% 20% 21%
 206 210 331 206 331
 5% 19% 2% 12%  8%
Investment Banking results demonstrate increased resilience
despite challenging market conditions; 6M12 return at 12%
July 18, 2012
1 A reconciliation of normalized after-tax return on Basel 3 allocated capital is included in the supplemental slides of this presentation
2 Assumes that share-plan-based awards (with 3-year vesting) of CHF 131 mn had been awarded in lieu of PAF2 awards (with accelerated vesting) of CHF 418 mn in 6M12
 Significant progress in executing strategy
 resulting in more consistent
 performance and continued market
 share momentum
 Improved operating efficiency with
 annualized2 expense run-rate reduced by
 CHF 1.6 bn from 6M11
 Risk-weighted assets (RWA) reduced
 by USD 4 bn in 2Q12, reflecting a
 USD 10 bn reduction in wind-down
 businesses offset by increases in rates
 and smaller movements across other
 businesses

Resilient and more consistent Fixed Income performance
amid difficult market environment
July 18, 2012
 Fixed Income revenues significantly higher than 2Q11
 driven by a more balanced business mix and
 significantly lower inventory levels; 2Q11 impacted by
 losses on inventory positions
 Strong results in Securitized Products with well-
 balanced contribution from non-agency RMBS,
 government guarantee and asset finance; significant
 improvement over 2Q11, although slightly down from
 1Q12
 Robust performance in Emerging Markets, improved
 from 2Q11 and 1Q12, driven by continued growth in local
 markets lending activity and solid trading results
 Credit results reflect increased market share and
 optimized inventory levels; significant improvement over
 2Q11
 Challenging trading conditions in Rates and FX, with
 reduced client flow following a very strong 1Q12
 CHF 139 mn of revenue loss from businesses we are
 exiting vs. CHF 261 mn in 1Q12 and CHF 126 mn in
 2Q11
698
2,238
1,265
3,463
3,503
Fixed income sales & trading revenues in CHF mn
Basel 3
RWA
USD 268 bn
Basel 3
RWA
USD 139 bn
(49)%
2Q11
2Q12
1Q11
1Q12

Equity sales & trading revenues reflect lower client activity;
maintained market leading positions
July 18, 2012
1 Source: Greenwich Associates
 Continued strong Prime Services performance
      driven by solid market share gains, particularly in
      Europe, despite lower industry activity and lower
      client balances due to reduced market values
 Derivatives performance down from 1Q12 due to
      sustained macro concerns and conservative risk
      positioning; reduced client flow in Asia offset by
      stronger activity in the US
 Lower Cash Equities revenues reflect reduced
 client trading activity and increased market volatility
 – Maintained #1 market ranking in equity trading,
          electronic trading, and program trading in the US
1,465
1,550
1,219
3,203
2,769
2Q11
1Q11
2Q12
1Q12

 1

Underwriting & advisory reflects lower industry-wide
transaction volumes
July 18, 2012
 Lower revenues in debt underwriting consistent
 with reduced industry-wide high yield and
 investment grade issuance volumes
 - Global High Yield rank increased to #4 in
 6M12 from #5 in 2011
 Equity underwriting revenues reflect
 significantly reduced global issuance activity
 Higher advisory results from 1Q12 driven by
 improved market share and higher industry-
 wide completed M&A volumes
 - Global Completed M&A rank increased to #2
 in 6M12 from #6 in 2011
Equity underwriting
Advisory
Debt underwriting
1,129
839
682
2,132
1,521
Underwriting & Advisory revenues in USD mn

Continued improvement in normalized return driven by
increased capital and operating efficiency
July 18, 2012
1 A reconciliation of normalized after-tax return (based on USD figures) on Basel 3 allocated capital is included in the supplemental slides of this presentation. The calculation assumes that share-plan-based awards (with 3-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting). For 6M12, PAF2 expense of USD 462 mn is replaced by share-plan-based awards expense of USD 142mn
2 Based on annualized 6M revenue to average Basel 3 RWA balances
Impact on normalized return
Investment Banking normalized after-tax return on Basel 3 allocated capital1
 Improvement in normalized after-tax return
    on Basel 3 allocated capital to 12%
 Significant improvement in capital
 efficiency with 28% increase in revenue
 per Basel 3 RWA usage compared to
 6M11
   Basel 3
 331 206 RWA in USD bn

2

 2Q12 1Q12 2Q11 6M12  6M11
 478 427 492 905 965
 27 101 156 128 316
 452 1532 6 1972 (7)
 550  681 654 1,230 1,274
 256 270 256 526 524
 - 46 - 46 -
 161 157 188 318 357
 417 427 444 844 881
 133 254 210 386 393
 53 47 51 50 50
 24% 37% 32% 31% 31%
 0.4 (11.4) 3.8 (11.0) 10.4
 361 361 379
in CHF mn
 Fee-based revenues
 Inv.-related gains/(losses)
 Other revenues1
Net revenues
 Compensation and benefits
 of which PAF2
 Other operating expenses
Total operating expenses
Pre-tax income
Fee-based margin
Pre-tax income margin
Net new assets in CHF bn
AuM in CHF bn
Asset Management results driven by semi-annual performance fees and partial sale of Aberdeen offset by lower investment-related gains
July 18, 2012
 Higher fee-based revenues reflecting
 semi-annual performance fees and
 placement fees
 Lower investment-related gains due to
 timing of realizations in challenging
 market conditions
1 Equity participations and other gains/losses and other revenues
2 Including gain on partial sale of participation in Aberdeen AM of CHF 66 mn, CHF 178 mn, CHF 244 mn, in 2Q12, 1Q12 and 6M12 respectively
3 Assumes that share-plan-based awards (with 3-year vesting) of CHF 17 mn had been awarded in lieu of PAF2 awards (with accelerated vesting) of CHF 46 mn in 6M12
AuM = Assets under Management
Compared to 1Q12
Compared to 6M11
 Improved operating efficiency with
 annualized expense run-rate reduced
 by CHF 134 mn from 6M11

3

All data for Core Results; The net PAF2 adjustment assumes that share-plan-based awards (with 3-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting)
Achieved 2013 goal of CHF 2 bn cost savings in 2Q12 -
now increased target by CHF 1 bn to CHF 3 bn
July 18, 2012
6M11
reported
Achieved original CHF 2.0 bn cost
reduction target
 Annualized cost savings in 6M12 reached
   our 2013 expense target 18 months early
Increased year-end 2013 target by
CHF 1 bn to CHF 3 bn
 CHF 0.45 bn is targeted in Private
    Banking and CHF 0.55 bn in Investment
    Banking (of which shared-services
    is CHF 0.5 bn)
Further total CHF 525 mn realignment
expenses expected
 CHF 225 mn in 2H12
 CHF 300 mn in 2013
Operating expense reduction in CHF bn
Adjustments:
Variable compensation (1,012)
Realignment costs (142)
Total   (1,154)
6M11
adjusted
Adjustments:
Variable compensation (882)
Realignment costs (244)
Net PAF2 expense   (394)
FX impact   (99)
Total   (1,619)
6M12
reported
6M12
adjusted
Annualized savings
CHF 2.0 bn
achieved

Additional CHF 1.0 bn expense reduction measures
July 18, 2012
Shared
Services
 Sharper prioritization of the IT development portfolio to major business priorities and key regulatory deliverables;
 elimination of duplicate / overlapping projects
 Realize substantial gains from greater integration of Operations & related IT systems
 Drive further efficiencies through leveraging global deployment opportunities
 Rationalize service levels across support functions with greater alignment to key business and regulatory priorities
 Reduced procurement costs through reduced travel, occupancy and consulting spend as well as more centralized and coordinated purchasing
Private
Banking
Investment
Banking
 Streamline middle office support functions
 Further rationalize global product delivery
 Additional measures to enhance efficiency of front line support functions
 Rationalize advisory & underwriting footprint across regions in line with market environment; streamline coverage between country/product/industry segment teams; consolidate execution resources into hubs (UK, HK)
 Optimize onshore footprint in Asia Pacific to focus on largest markets with distinct competitive advantage;
 integrate trading/execution capabilities of select products in regional hubs
 Integrate structuring capabilities across advisory & underwriting, Equities & Fixed Income for efficient product delivery
 Continue to leverage leading equity technology platform to further drive efficiencies

Significant reduction in Basel 3 RWA since 3Q11
July 18, 2012
Basel 3 risk-weighted assets (RWA) in CHF bn
 In 2Q12, Basel 3 risk-weighted
 assets increased primarily due to
    FX movements, which also
 benefit capital
 End 2012 goal of CHF 300 bn
 reflects current FX rates and
 estimates for Basel 3 treatment;
 includes RWA in Investment
 Banking at or below current
 levels (in USD)
Goal as announced at
1Q11 results
339
294
305
300
280
Goal
370
(19)%
(18)%
(4)
+5
Investment
Banking
(FX neutral)
PB, Other
(FX neutral)
+10
FX impact

July 18, 2012
End
2Q12
Year-end
2012
"Look through" Swiss core and total capital and ratios in CHF bn
"Look through" Swiss core capital ratio of 9.4% by end 2012
10.8%
High Trigger Buffer Capital Notes
17.1
+1.7
14.5
25.8
4.3
28.1
+6.6
+7.0
32.4
4.3
21.5
Immediate
actions
Additional
actions &
Earnings
related
9.4%
"Look through" Swiss core capital
2.6
8.5%
7.0%
Total
Core
(10.1)
Regulatory
deductions
(8.9)
Goodwill &
Intangibles
(1.3)
Own debt
gains
Shareholders' equity
end 2Q12
34.8
8.7
As of today1
"Look through"
deductions
1 End 2Q12 actual adjusted for immediate capital measures
2 End 2012 goal of CHF 300 bn reflects current FX rates and estimates for Basel 3 treatment; includes RWA in Investment Banking at or below current levels (in USD)
Note: Strategic divestments may be announced but potentially not closed by year-end 2012; Simulation assumes constant FX rates
10.0%
Target

Basel 3 RWA in CHF bn 305 3002

July 18, 2012
CHF 3.8 bn
Mandatory
convertible
 Converting into 233.5 million shares in March 2013
 Fully underwritten by strategic investors, with allocation partially subject to take-up of shareholders' subscription rights
 Includes 33.5 million shares in respect of the purchase of the residual minority stake in Hedging-Griffo (as per 1Q12 announcement)
 Accelerated exchange of some existing Tier 1 capital notes (hybrids) into high trigger Buffer Capital Notes (BCNs), with the conversion floor to be aligned to mandatory conversion price
 The sale of the residual 7% stake in Aberdeen Asset Management was completed on July 2, 2012
By end July 2012, actions to increase capital by CHF 8.7 bn
CHF 0.7 bn
Lower deductions
 Threshold deductions will be reduced as the capital actions significantly increase available CET1 capital
CHF
1.7 bn
1
2
3
4
27
See also slide 33
See also slide 34
See also slide 35
See also slide 36
See also slide 40

By end 2012, additional actions and earnings related impacts to increase capital by a further CHF 6.6 bn
 Divestments in line with accelerated implementation of strategy in
 Asset Management alternative investments towards more liquid strategies
 Completion of existing 2012 real estate disposal program
CHF 1.95 bn
Changes
in equity
CHF 0.75 bn
APPA exchange
 Employee equity investment through exchange offer for deferred cash compensation awards (APPA)
 Subscription period is planned from July 18 to 27, 2012 with conversion thereafter, resulting in immediate benefit to capital
 Assumes that 2H12 net income equals consensus estimates2
 Includes additional realignment expenses and capital plan transaction fees
 Adjusted for capital benefit from obligation to deliver shares for share-based compensation awards
 Reflects related reduction in deferred tax assets on net operating losses
July 18, 2012
CHF 2.3 bn
Lower deductions
 Lower threshold deductions and additional reductions in deferred tax assets on net operating losses
1 May be announced but potentially not closed by year-end 2012   2 As per Bloomberg
1
2
3
4
28
See also slide 37
See also slide 38
See also slide 36
See also slide 39 to 41
See also slide 39 to 41

Credit Suisse has strengthened its capital position and
accelerated its transition to the end 2018 requirements
July 18, 2012
Basel 2.5 capital ratios (actual and simulation)
29
2Q12
As of today1
End-year 2012
"Look through" Basel 3 simulated capital ratios
As of today1
End-year 2012
Swiss core capital2
Swiss total capital2
16.5%
12.5%
Core tier 1
ratio
Tier 1
capital ratio
18.2%
14.2%
20.4%
16.2%
Common equity
tier 1 ratio
7.0%
8.5%
6.3%
9.4%
10.8%
8.6%
1 End 2Q12 actual adjusted for immediate capital measures
2 Includes existing USD 3 bn securities (with a haircut of 20%) as FINMA has ruled that under the Swiss TBTF regime these will qualify as part of the Swiss capital requirement in excess of the Basel 3 G-SIB Common Equity
 Tier 1 (CET1) ratio

Summary
Brady W. Dougan, Chief Executive Officer

July 18, 2012
"Look through" Swiss core capital ratio of 9.4% by end 2012
Targeting additional CHF 1 bn cost savings
Solid 2Q12 pre-tax income of CHF 1.1 bn
Reconfirming over the cycle return on equity target of over 15%
Commit to distribute substantial cash to shareholders

Capital:
Detail on Actions and Related Benefits

Exchange of hybrid tier 1 instruments into Buffer Capital Notes
July 18, 2012
 In October 2008, Credit Suisse announced the issuance of CHF 5.8 bn hybrid tier 1 instruments to Qatar Investment Authority and The Olayan Group
 A definite agreement was reached in February 2011 to exchange the holdings in hybrid tier 1 instruments into BCNs no earlier than October 23, 2013
 Credit Suisse and The Olayan Group now agreed to bring forward to July 31 the exchange date for CHF 1.7 bn of the holdings in hybrid tier 1 instruments to be exchanged into Tier 1 BCNs
 − the exchange date for the residual CHF 4.1 bn hybrid tier 1 instruments held by
 Qatar Investment Authority remains unchanged
 The conversion floor of the 'to be exchanged Tier 1 high trigger Buffer Capital Notes
 (BCNs)' is aligned to the mandatory convertible conversion price
Adds CHF 1.7 bn to the total capital

Mandatory Convertible
July 18, 2012
 Convertible into 233.5 million ordinary shares are issued in two parts:
 − Tranche A: into 117.0 million shares without preferential subscription rights for existing shareholders
 (sourced from conditional capital)
 − Tranche B: into 116.5 million shares with preferential subscription rights for existing shareholders
 (sourced from authorized and conversion capital)
 Provision to accelerate conversion on condition that Basel 2.5 core capital ratio or Basel 3 CET1 capital ratio falls below 7%
 Key strategic investors have received a firm allocation for the 117.0 million shares and have sub-underwriting the 116.5 million shares offered to existing shareholders; any shares not taken up by existing shareholders will be acquired by the strategic investors
Accretive to CET1 capital by CHF 3.8 bn, or 1.3%
Date Event
July 20 to July 26, 2012 Trading of rights on SIX Swiss Exchange
July 20 to July 27, 2012 noon (CEST) Exercise period for rights
July 24, 2012 Publication of Second Quarter 2012 Results
July 31, 2012 Payment date
March 29, 2013 Mandatory conversion into shares
Key dates

Tier 1 participation securities
 Issued by Credit Suisse AG, a 100% subsidiary of Credit Suisse Group AG
 − USD 1.5 bn perpetual 8.25%
 − USD 1.5 bn perpetual 7.875%
 FINMA has ruled that under the Swiss TBTF regime, the existing USD 3 bn securities
 (with a haircut of 20%) will qualify as part of the Swiss capital requirement in excess of the Basel 3 G-SIB Common Equity Tier 1 (CET1) ratio
 − Effectively, this contributes 0.8% to the Swiss core capital ratio on a non-reducing basis
 − Treatment allowed until 2018
 The Basel 3 Common Equity Tier 1 ratio does not include these tier 1 participation securities
July 18, 2012
Accretive to FINMA capital by CHF 2.3 bn, or 0.8%

Real Estate & Sale of Aberdeen Stake
Real Estate Sales
  In advanced negotiations for outright sales covering two major sites and a number of smaller buildings
  Sale-and-lease-back transactions of own-occupied office building
  Further disposals of real estate scheduled for 2013 & 2014
Aberdeen Asset Management
  Have completed (on July 2, 2012) the sale of the residual 7% stake in Aberdeen for a regulatory capital benefit of CHF 0.2 bn
July 18, 2012
Measures combined are accretive to CET1 capital by CHF 0.7 bn, or 0.2%

Voluntary exchange offer to employees
 Voluntary exchange offer, under which employees would irrevocably elect to convert future cash payments from the Adjustable Performance Plan Awards (APPA) into shares at the same price as the mandatory convertible
 APPA is a cash-based deferred compensation plan awarded during 2010 and 2011, where the award value is linked to financial performance of the employees' business areas and the firm's return on equity
 All other terms of APPA, e.g. clawback features, remain unchanged
 Subscription period is planned for July 18 to 27, 2012 with conversion immediately thereafter, resulting in instant benefit to capital, while delivery would be consistent with the original APPA schedule, i.e. from
 2013 to 2015
 Assuming a year-end 2012 APPA obligation of CHF 1.3 bn, the initial exchange offer benefit to capital is targeted to be approximately CHF 0.75 bn (implying a 58% acceptance level)
 Actual size of capital benefit will be dependent on acceptance level of exchange offer and 2H12 return on equity
July 18, 2012
Accretive to CET1 capital by CHF 0.75 bn, or 0.3%

Strategic divestments
 Divestments in line with accelerated implementation of strategy in Asset Management alternative investments towards more liquid strategies
 Intention to sell certain illiquid private equity businesses
 − Compatible with capital efficient strategy
 − Addresses residual uncertainties around "Volcker rules"
 − Limited synergies with other group businesses
 Intention to grow liquid alternative strategies
 − Capital efficient
 − In line with regulatory intentions
 − Significant synergies with other Group businesses
 Accelerated reduction of risk-weighted assets in the division
July 18, 2012
Accretive to CET1 capital by CHF 1.1 bn, or 0.4%
Note: Strategic divestments may be announced but potentially not closed by year-end 2012

Detail on additional benefits to capital                                                                                   1/2
Retained
earnings
 Assumption that net income equals consensus estimates1 for 2H12
 These earnings expectations are not endorsed or verified and used solely for illustrative purposes; actual net income may differ significantly
 This estimate includes adjustments for additional estimated restructuring expenses, transaction fees and the benefit on capital from the planned tender offer to repurchase certain debt instruments
Share-based
compensation
Accretive to
CET1 capital
by
CHF 1.95 bn
 Expenses related to share-based compensation awards are offset in shareholders' equity by an obligation to deliver shares
 The expense related to share-based compensation for 2H12 is expected to amount to CHF 0.6 bn
 Assuming that future obligations to deliver shares are being met with the delivery of new shares from conditional capital, such benefit can be deemed to be permanently accretive to capital
July 18, 2012
1 As per Bloomberg

Detail on additional benefits to capital                                                                                          2/2
Lower deferred
tax asset (DTA)
deductions
100% scrip
dividend
 DTAs that rely on future profitability, e.g. DTA on net operating losses (NOL), must be deducted from CET1 capital
 Consensus 2H12 pre-tax income and certain additional measures are expected to notably reduce the current level of DTA on NOL
Accretive to
CET1 capital
by
CHF 3.0 bn
Lower threshold
deductions
 Any amounts from each (i) DTA on timing differences, (ii) significant investments in unconsolidated financial institutions, or (iii) mortgage servicing rights that exceeds 10% of
 CET1 capital, must be deducted from CET1 capital
 In addition, any aggregate amount of items (i) to (iii) that exceed 15% of CET1 capital must be deduced from CET 1 capital
 As the capital actions significantly increase projected CET1 capital, current threshold deductions will be notably reduced
 For the financial year 2011, Credit Suisse announced a distribution of CHF 0.75 per registered share in the form of either new shares (at a 8% discount) or in cash
 Shareholders elected for 48% of the payment to receive new shares, allowing Credit
 Suisse to retain regulatory capital
 For the 2012 dividend, an unchanged distribution amount of CHF 0.75 per share with a
 100% payment in new shares is being accrued for (previously 50% cash/ 50% shares)
Accretive to
CET1 capital
by
CHF 0.5 bn
July 18, 2012

Tender offer to repurchase debt instruments
 A tender offer to repurchase certain outstanding capital and senior debt instruments is being launched
 − 11 capital instruments denominated in USD, Euro and GBP
 − 5 additional senior bonds denominated in USD
  This follows the very successful CHF 4.7 bn repurchase executed in March, 2012
 The primary goal of the tender would be
 − Pro-actively align the capital structure with the Swiss and Basel 3 regulations
 − Achieve CET1 accretion while ensuring positive replacement cost benefit for the senior bonds
July 18, 2012
Accretive to CET1 capital

Supplemental slides

 Slide
 44 to 45
 46
 47
 48 to 50
 51
 52
 53
 54
 55
 56
 57
 58
 59
 60 to 61
Supplemental slides
July 18, 2012

Reconciliation from reported to underlying results
Reconciliation to normalized return on Basel 3 allocated capital in Investment Banking
Reconciliation of reported to pro forma after-tax return on equity
Restated financial results
Overview of supplemental financial data
Results in Wealth Management Clients
Results in Corporate & Institutional Clients
Investment Banking results in USD
Results in the Corporate Center
Clariden Leu: pre-tax income improvement
Basel 2.5 capital ratios overview
Liquidity and funding
Transitional Swiss core capital ratio
Libor and US tax matters

July 18, 2012
Reconciliation from reported to underlying results 1Q12 and 2Q12
Note: numbers may not add to total due to rounding
Reported
Underlying
Impact from
movements in
credit spreads
on own liabilities
Gain on
non-core
business
sale
CHF mn
Business realignment
costs
Sale of
Aberdeen AM stake
44
 1Q12 2Q12 1Q12 2Q12 1Q12 2Q12 1Q12 2Q12 2Q12 1Q12 2Q12
 5,878 6,241 1,554 (39)   -   7   (178)  (66) (41) 7,254 6,102
 34 25                 -            -   -   -    -   -   -  34 25
      5,804 5,105                 -  -  (68) (176)  -   -   -  5,736 4,929
 40 1,111 1,554 (39) 68 183  (178)  (66) (41)  1,484 1,148
 (16) 311 444 (21) 21  43  (32) (8)  (4)  417 321
 12 12                  -           -    -   -     -  -  -  12  12
 44 788 1,110 (18) 47 140 (146) (58)  (37) 1,055 815
0.5% 9.2%                                                                                                          12.4% 9.3%

 1Q11 2Q11 3Q11 4Q11 1Q11 2Q11 3Q11 4Q11 2Q11 3Q11 4Q11 3Q11 1Q11 2Q11 3Q11 4Q11
 7,813 6,326 6,817 4,473 703   (104) (1,824) (391)  -   -   -    -  8,516 6,222 4,993 4,082
(7) 13 84 97          -   -          -  -   -   -   -   - (7) 13 84 97
 6,195 5,227 5,697 5,374 -    -         -           -            (142) (291) (414) (478) 6,195 5,085 4,928 4,960
 1,625 1,086 1,036 (998) 703 (104) (1,824) (391) 142 291 414 478 2,328 1,124 (19) (975)
 465 271 332 (397) 166 (29) (543) (59) 48 82 76 50 631 290 (79) (380)
21        47 21       36  -         -   -   -   -   -   -   - 21 47 21  36
1,139 768 683 (637) 537 (75) (1,281) (332) 94 209 338 428 1,676 787 39 (631)
13.4% 9.7% 8.7% (7.7)%                                                                   19.6% 9.7% 0.5% (7.7)%
July 18, 2012
Reconciliation from reported to underlying quarterly results 2011

Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Noncontrolling interests
Net income
Return on equity
Reported
Underlying
Business realignment
costs
Non-credit-
related
provision
Note: numbers may not add to total due to rounding
CHF mn
Impact from movements in credit
spreads on own liabilities

in USD mn
Reported pre-tax income
 PAF2 related expense
 Assumed share plan-based award expense
Normalized pre-tax income for PAF2 impact1
 Income tax expense (assumes 25% tax rate)
Normalized net income

 6M11 6M12
 32.4 22.2
in USD mn
Reported pre-tax income
 Income tax expense (assumes 25% tax rate)
Implied net income
Reconciliation of reported to normalized after-tax return on
Basel 3 allocated capital in Investment Banking
July 18, 2012

in USD bn
Assumed allocated capital (10% of average Basel 3 RWAs)
1 This calculation assumes that share-based plan awards (with 3-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting)
46
 1,834 1,496
 (459) (374)
 1,375 1,122
 8% 10%
  1,496
  462
  (140)
  1,818
  (455)
  1,363
  12%

 2Q12
 34.8
 1.3
 36.1
 34.7
 3.8
 0.75
 0.4
 1.1
 0.7
 41.5

in CHF mn
Reported net income attributable to shareholders
 Impact from movements in credit spreads on own liabilities
 Business realignment costs
 Sale of Aberdeen AM stake
 Gain on non-core business sale
Underlying net income attributable to shareholders
 PAF2 related expense
 Assumed share plan-based award expense
Normalized net income attributable to shareholders
 Cost savings
 Net interest savings
 Disinvestments
Pro forma net income attributable to shareholders

 6M12
 832
 1,092
 187
 (204)
 (37)
 1,870
 369
 (122)
 2,117
 375
 51
 (65)
 2,478
Reconciliation of reported to pro forma after-tax return on
equity
July 18, 2012
1 This calculation assumes that share-based plan awards (with 3-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting)
47
12%
Pro forma after-tax
return on equity, 6M12

in CHF bn
Reported shareholder’s equity
 Normalized/reported net income difference
Normalized shareholders’ equity
Average normalized shareholders’ equity
 Share issuance
 APPA exchange
 Cost savings
 Divestments
 Aberdeen & real estate sale
Pro forma shareholder’s equity

Restated financial results
July 18, 2012
Legal merger of Clariden Leu into Credit Suisse effective April 2, 2012, and consequent change in management structure:
  Majority of business integrated into Wealth Management Clients
  Some businesses transferred from Wealth Management Clients to both Investment Banking and
    Asset management (including selected AuMs)
Change in management structure of Swiss advisory business
  As a result, business transferred from Asset Management to Corporate & Institutional Clients
    (including AuMs)
Review of Assets under management; following adoption of new definition
  Group AuMs CHF 46 bn lower at the end of 1Q12
AuMs = Assets under management

 2009 2010 1Q11 2Q11 3Q11 4Q11 1Q12

 (500) (700) (700) (800) (800) (700) (700)
 400 500 500 600 600 500 500
 100 200 200 200 200 200 200
 2009 2010 1Q11 2Q11 3Q11 4Q11 2011 1Q12

 (107) (128) (36) (35) (34) (35) (140) (28)
  n.a   n.a  (46) (45)  n.a   n.a   n.a  (37)
  n.a   n.a  10 10  n.a   n.a   n.a  9
 44 61 18 18 17 20 73 14
 63 67 18 17 17 15 67 14
 - - - - - - - -
 2009 2010 1Q11 2Q11 3Q11 4Q11 2011 1Q12

(58) (50) (23) (9) 23 16 7 (19)
  n.a   n.a  (27) (19)  n.a   n.a   n.a  (20)
   n.a   n.a  4 10  n.a   n.a   n.a  1
 (1) (25) 3 (8) (39) (32) (76) 5
 34 28 8 5 2 5 20 4
 25 47 12 12 14 11 49 10
 2009 2010 1Q11 2Q11 3Q11 4Q11 2011 1Q12

(165) (178) (59) (44) (11) (19) (133) (47)
 n.a  n.a  (74) (64)  n.a   n.a   n.a  (58)
  n.a   n.a  15 20  n.a   n.a   n.a  11
 43 36 21 10 (22) (12) (3) 19
 97 95 26 22 19 20 87 18
 25 47 12 12 14 11 49 10
Restatement impact from integration of Clariden Leu
integration and Operations transfer
July 18, 2012

Private Banking
 WMC
  CIC
Investment Banking
Asset Management
Corporate Center
Impact on net revenues
CHF mn
Impact on total operating expenses
CHF mn
Impact on pre-tax income
CHF mn
Impact on number of employees
in FTE
49

Private Banking
 WMC
  CIC
Investment Banking
Asset Management
Corporate Center

Private Banking
 WMC
  CIC
Investment Banking
Asset Management
Corporate Center

 2009 2010 1Q11 2Q11 3Q11 4Q11 1Q12
  (1.8)  (6.1)  (2.0) 0.4   (0.1)  (0.1) (0.5)

  (2.7)  (4.8)  (1.5)  0.1   0.1   0.9  (0.3)
  0.9   (1.3)  (0.5)  0.3   (0.2)  (1.0) (0.2)
  (2.0)  (0.4)  2.1   (0.2)  1.3   2.9  2.3

  1.3   (0.2)   0.7   (0.3)   (0.3)  1.3  (0.4)
  (2.5)  (6.7)  0.8  (0.1)   0.9   4.1  1.4
 2009 2010 1Q11 2Q11 3Q11 4Q11 1Q12
 27.4 26.2  22.7   23.9   25.6   25.3  25.8
  (43.1)  (44.9)  (50.3)  (43.4)  (40.3)  (41.3) (42.3)
  70.5   71.1   73.0   67.3   65.9   66.6  68.1
  (42.7)  (43.8)  (42.3)  (42.5)  (44.5)  (42.8) (42.6)

  (28.9)  (30.0)  (29.8)  (28.4)  (26.5)  (26.8) (28.0)
  (44.2)  (47.6)  (49.4)  (47.0)  (45.4)  (44.3) (44.8)
Restatement impact from Clariden Leu
integration and review of AuM and NNA policy
July 18, 2012
Figures reflect impact from Clariden Leu integration and review of AuM and NNA policy

Private Banking
 WMC
 CIC
Asset Management
Assets managed by
AM for PB clients
Credit Suisse
Impact on Assets under management
CHF bn

Private Banking
 WMC
 CIC
Asset Management
Assets managed by
AM for PB clients
Credit Suisse
Impact on Net new assets
CHF bn

Total shareholder’s equity in CHF bn
Issued Buffer Capital Notes in CHF bn
To be exchanged Buffer Capital Notes in CHF bn
Shares outstanding in million
Book value per share in CHF
Tangible book value per share in CHF
Risk-weighted assets in CHF bn
Diluted earnings per share in CHF
FINMA leverage ratio
 2Q11 1Q12 2Q12 As of today1
 31.2 33.6 34.8 38.7
 1.7 2.6 2.6 4.3
 5.4 5.6 5.8 4.1
 1,199.1 1,224.5 1,283.1 1,516.6
 26.03 27.43 27.10 25.55
 19.21 20.41 20.13 19.65
 238.6 234.4 233.7 233.3
 0.48 0.03 0.46 0.39
 4.4% 4.7% 4.7% 5.2%
Overview of supplemental financial data
July 18, 2012

1 End 2Q12 actual adjusted for immediate capital measures

 2Q12 1Q12 2Q11 6M12  6M11
 2,217  2,127 2,267 4,344 4,627
 28 21 8 49 20
 1,638 1,720 1,682 3,358 3,434
 551 386 577 937 1,173
 25% 18% 26% 22% 25%
 115 111 119 113 120
 5.5 5.5 11.6 11.0 25.8

Wealth Management Clients business
July 18, 2012
-
in CHF mn
Net revenues
 Provision for credit losses
 Total operating expenses
Pre-tax income
Pre-tax income margin
Gross margin in basis points
Net new assets in CHF bn

 2Q12 1Q12 2Q11 6M12  6M11
 487  477 487 964 965
 11 19 (10) 30 (10)
 252 238 239 490 481
 224 220 258 444 494
 46% 46% 53% 46% 51%
 (2.1) 2.4 0.3 0.3 2.1
Corporate & Institutional Clients business
July 18, 2012
in CHF mn
Net revenues
Provision for credit losses
Total operating expenses
Pre-tax income
Pre-tax income margin
Net new assets in CHF bn

 2Q12 1Q12 2Q11 6M12 6M11
 330 472 467 802 1,007
 103 132  344 235 561
 249 235 318 484 564
 1,265 2,238 698 3,503 3,463
 1,219 1,550 1,465 2,769 3,203
 (79) (51)  (7) (130) (32)
 3,087 4,576 3,284 7,663 8,766
 (15) (7) 17 (22) (4)
 1,550 2,288 1,710 3,838 4,324
 - 462 - 462 -
 1,150 1,201 1,318 2,351 2,612
 2,700 3,489 3,028 6,189 6,936
 402 1,094 239 1,496 1,834
 13% 24% 7% 20% 21%
Investment Banking results in USD
1 Includes PAF2 expense of USD 462 mn in 1Q12
July 18, 2012
in USD mn
 Debt underwriting
 Equity underwriting
 Advisory and other fees
 Fixed income sales & trading
 Equity sales & trading
 Other
Net revenues
Provision for credit losses
 Compensation and benefits1
 of which PAF2
 Other operating expenses
Total operating expenses
Pre-tax income
Pre-tax income margin

 1Q11 2Q11 3Q11 4Q11 2011 1Q12 2Q12
 (874) (167) 1,452 (102) 309 (1,818) (180)

 703 (104) (1,824) (391) (1,616) 1,554 (39)
 -  142 291 414 847 68 183
 (171) (129) (81) (79) (460) (196) (36)
Results in the Corporate Center
July 18, 2012
Reported pre-tax-income / (loss)
  Losses / (gains) from movements
 in credit spreads on own liabilities
 Business realignment costs
Underlying pre-tax income / (loss)
Note: Underlying results are non-GAAP financial measures
CHF mn
The underlying Corporate Center pre-tax results reflect:
 consolidation and elimination adjustments
 expenses for centrally sponsored projects
 certain expenses and revenues that have not been allocated to the segments

Clariden Leu: Expected steady state annual pre-tax income
improvement of CHF 125 mn exceeding initial plan
July 18, 2012
 Legal merger completed on April 2, 2012
 Business activities integrated into Private Banking, Asset Management and Investment Banking
 Timely completion of technical integration into Credit Suisse platform on July 8, 2012
 Asset outflows in line with expectations, consistently declining during 2Q12, with June at CHF (0.2) bn, the lowest level since the integration announcement
 Transition of some senior relationship managers to EAM model while retaining assets within Credit Suisse
Integration
status
 Expected steady state annual pre-tax income improvement of CHF 125 mn for full-year 2013 exceeding initial plan
 Achievement of around CHF 200 mn annual cost savings
 Reduction of 600 FTE
Impact
(Group level)
Proactive step to enhance profitability amongst adverse secular trends, including subdued economic growth expectations, low interest rates, strong Swiss franc and increased regulatory scrutiny
Rationale

  Basel 2.5 change
in CHF bn
Core tier 1 capital
Tier 1 capital
Risk-weighted assets
Core tier 1 ratio1
Tier 1 ratio

 2Q12 1Q12 QoQ
 29.1 27.6 +1.5
 38.5 36.7 +1.8
 233.7 234.4 (0.7)
 12.5% 11.8% +0.7%
 16.5% 15.6% +0.9%
Improved Basel 2.5 core tier 1 ratio by 70 basis points to 12.5%
July 18, 2012
1 Excludes hybrids instruments
2 As of March 2012. Represents ratio of notional amount of covered bonds (incl. Swiss Pfandbrief) issued in relation to notional amount of mortgages outstanding for Credit Suisse AG
 Well prepared for Basel 3 liquidity requirements
 − Basel 3 Net Stable Funding Ratio (1-year) at over 100%
 − Short-term (30 days) liquidity under Swiss regulation well in excess of requirement; approach similar to the
   Basel 3 "Liquidity coverage ratio (LCR)"
 Funding and CDS spreads remain amongst the lowest in peer group
 Significant amount of balance sheet remains unencumbered; utilized only 15%2 of Swiss mortgage book for secured long-term funding

Strong funding and liquidity
July 18, 2012

Assets
Equity & Liabilities
1 Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral 2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets
3 Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts
Reverse 213
repo
Encumbered 74
trading assets
1,043
1,043
Funding- 138
neutral assets1
Cash & due from banks
 101
Unencumbered 145
liquid assets3
Loans 234
Other 138
longer-maturity assets
Repo 222
Short positions 67
Funding- 138
neutral liabilities1
Short-term borrowings 19
Other short-term liab.2 48
Deposits  285
Long-term debt 155
Total equity 42
122%
coverage
Match
funded
425
618
Due to banks 69
Assets and liabilities by category, end 2Q12 in CHF bn

July 18, 2012
Transitional Swiss core and total capital simulation in CHF bn
Own debt
gains
Shareholders'
equity 2Q12
Regulatory capital
end 2012
Transitional Swiss core capital ratio of 14.7% at end 2012,
substantially in excess of requirement
48.4
44.1
36.1
34.8
High Trigger Buffer Capital Notes
Immediate
actions
Additional
actions &
earnings
related
Swiss core capital
Regulatory capital
end 2Q12
As of today1
Swiss core
capital
Total capital
59
Basel 3 RWA in CHF bn 305 3002
1 End 2Q12 actual adjusted for immediate capital measures
2 End 2012 goal of CHF 300 bn reflects current FX rates and estimates for Basel 3 treatment; includes RWA in Investment Banking at or below current levels (in USD)
Note: Strategic divestments may be announced but potentially not closed by year-end 2012; Simulation assumes constant FX rates
16.1%
14.7%
Total
Core
6.0%
FINMA requirement
by end 2012
8.5%
8.0

Libor matter
July 18, 2012
 Regulatory authorities in a number of jurisdictions have for an extended period of time been investigating the setting of LIBOR and other reference rates
 Credit Suisse, which is a member of only three rate-setting panels (US Dollar LIBOR, Swiss
 Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations
 Credit Suisse has done a significant amount of work over the last two years to respond to regulatory inquiries on these issues
 Based on our work to date, we do not currently believe that Credit Suisse is likely to have material issues in this matter and we have shared these findings with the relevant regulators;
 of course, our review in response to ongoing regulatory inquiries is continuing
 In addition Credit Suisse has been named in various civil lawsuits filed in the United States;
 with respect to Credit Suisse, these lawsuits are factually and legally meritless and we will vigorously defend ourselves against them

US tax matter
July 18, 2012
 The matter is a complex situation that Credit Suisse takes very seriously, and we are cooperating with the US and Swiss authorities
 At this point we cannot give you any information on timing as the matter is complex and obviously directly dependent on the discussions between the US and the Swiss governments
 The cross-border business with US clients was comparatively small in relation to our overall wealth management business as we significantly exited the US offshore business beginning back in 2008
 We continue to build our US onshore franchise and we have made significant process over the last years as the US remains a significant wealth management market that we want to be present in
 We do not see a direct impact from this matter on our ability to generate asset inflows;
 however, we will incur legal and other expenses related to resolving this matter
 We reserved USD 325 mn for this matter in 3Q11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: July 19, 2012		Director